Exhibit 99.1

Mingteng International Corporation Inc. Announces Financial Results for Fiscal Year 2023

Wuxi, China, May 14, 2024 /PRNewswire/ -- Mingteng International Corporation Inc. (Nasdaq: MTEN) (the “Company” or “Mingteng International”), an automotive mold developer and supplier in China, today announced its financial results for the fiscal year ended December 31, 2023.

Mr. Yingkai Xu, Chairman and Chief Executive Officer of Mingteng International, remarked, “We are delighted to present our financial results for fiscal year 2023. The automotive mold industry in China has witnessed remarkable dynamism in recent years, characterized by a convergence of challenges and opportunities stemming from heightened market demands, technological advancements, intense competition, and uncertain international trade trends. We endeavor to navigate market challenges effectively and enhance profitability by implementing our growth strategies. Specifically, we have strengthened our partnerships with key long-term customers and sustained our efforts to expand within the mold market. Additionally, we have prioritized consistent yet substantial investments in research and development (R&D), harnessing emerging innovative technologies such as computer-aided design (CAD), and computer-aided manufacturing (CAM). Furthermore, we remain vigilant regarding concentration risks, capitalizing on opportunities in the favorable market landscape to continually broaden our customer base.”

Mr. Xu continued, “Looking ahead, we remain committed to our established core business strategy, with a heightened focus on mitigating risks associated with fluctuating upstream and downstream prices. More importantly, we are actively exploring opportunities for overseas business expansion. In this regard, our listing on Nasdaq has unlocked a realm of opportunities and prosperity for us, bolstering our capital funding capabilities to support business expansion, R&D initiatives, potential acquisitions, and ultimately, the creation of enhanced shareholder value in the future.”

Fiscal Year 2023 Financial Highlights

●	Total revenue was $8.23 million in the fiscal year 2023, an increase of 2.5% from $8.03 million in the fiscal year 2022.

●	Gross profit was 3.32 million in the fiscal year 2023, compared to $3.91 million in the fiscal year 2022.

●	Gross margin was 40.4% in the fiscal year 2023, compared to 48.8% in the fiscal year 2022.

●	Income from operations was $1.74 million in the fiscal year 2023, compared to $2.36 million in the fiscal year 2022.

●	Net income was $1.51 million in the fiscal year 2023, compared to $2.13 million in the fiscal year 2022.

●	Basic and diluted earnings per share were $0.30 in the fiscal year 2023, compared to $0.43 in the fiscal year 2022.

Fiscal Year 2023 Financial Results

Revenues

Total revenue was $8.23 million in the fiscal year 2023, an increase of 2.5% from $8.03 million in the fiscal year 2022. The increase was primarily due to increases in the revenue from mold production and machining services, and partially offset by the decrease in revenue from mold repair. After consideration of the impact of rising exchange rates, total revenue increased by 7.4% or 2.5 million in RMB base currency.

	For the Year Ended March 31,
	2023			2022
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Mold production	6.64	4.15	37.5%	6.58	3.65	44.5%
Mold repair	1.08	0.42	61.6%	1.14	0.30	73.7%
Machining services	0.50	0.27	46.0%	0.31	0.10	68.7%
Total	8.23	4.83	40.4%	8.03	4.05	48.8%

Revenue from mold production was $6.64 million in the fiscal year 2023, which increased by 0.8% from $6.58 million in the fiscal year 2022. Despite the adverse impact of exchange rate fluctuations, mold production volume and revenues still represented a slight increase, this indicates that Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng Mould”) maintains long-term relationships with major customers and continues to open up the mold market in the fiscal year 2023. In addition, Wuxi Mingteng Mould entered the aluminum alloy pressure casting mold business in the fiscal year 2022. Revenue from this product has experienced rapid growth in the fiscal year 2023, which accounted for 23% and 10% of our total mold production sales for the year ended December 31, 2023 and 2022, respectively. Currently, Runxingtai (Changzhou) Technology Co., Ltd. has become a key customer for the future growth of this business.

Revenue from mold repair was $1.08 million in the fiscal year 2023, which decreased by 4.6% from $1.14 million in the fiscal year 2022. The order volume of mold repair in the fiscal year 2023 has actually increased by 10% compared to the same period in 2022, and after considering the adverse effect from the exchange rate fluctuation, the revenue from mold repair maintained relatively stable. In addition, certain delivered products had not yet received the customer’s confirmation of acceptance notice, and this portion of the revenue totaling $65,890 will be recognized after passing the acceptance inspection in the future.

Revenue from machining services was $0.50 million in the fiscal year 2023, which increased by 64.2% from $0.31 million in the fiscal year 2022. The increase was mainly due to the Company’s improvement in the production capacity in the second half of year 2023.

Cost of Revenues

Cost of revenues was $4.83 million in the fiscal year 2023, which increased by 19.5% from $4.05 million in the fiscal year 2022. The cost of revenues mainly comes from raw material costs, manufacturing costs and labor costs. The revenues had not increased significantly, the reasons that costs growth has far exceed the growth of revenues as follows:

●	First is the increase in the investment in machinery and equipment in the fiscal year 2023 and 2022.

●	Second, Wuxi Mingteng Mould entered the aluminum alloy pressure casting mold business in the fiscal year 2022. As a new entrant in the aluminum alloy pressure casting mold business, Wuxi Mingteng Mould does not have the ability to handle the whole manufacturing process and needed to purchase outside processing services, the cost of outside processing increased by $250,948.

●	Last, in order to promote the future development of the aluminum alloy pressure casting mold business and machining service and expand production capacity, Wuxi Mingteng Mould hired more production labor in the fiscal year 2023, which lead to an increase in labor cost by approximately $285,835 compared with the same period in the fiscal year 2022.

Gross Profit

Gross profit was $3.32 million in the fiscal year 2023, which decreased by 15.1% from $3.91million for fiscal year 2022. Gross profit margin was 40.4% for fiscal year 2023, compared to 48.8% for fiscal year 2022.

Gross margins for mold production, mold repair and machining services were 37.5%, 61.6%, and 46.0%, respectively, for fiscal year 2023, compared to 44.5%, 73.7%, and 68.7%, respectively, for fiscal year 2022.

Operating Expenses

Operating expenses were $1.58 million in the fiscal year 2023, which increased by 1.9% from $1.55 million in the fiscal year 2022.

●	Selling expenses were $153,213 in the fiscal year 2023, which increased by 15.6% from $132,542 in the fiscal year 2022, primarily due to the Company continuing to open up the mold market, which lead to an increase in business entertainment expenses and travel expenses.

●	General and administrative expenses were $797,140 in the fiscal year 2023, which decreased by 14.0% from $926,786 in the fiscal year 2022, primarily due to a) the validity period for the accrual of social security and housing provident funds under the laws of the PRC for the fiscal year 2020 and 2021 has expired on December 31,2023, which should be written off in the fiscal year 2023, led to the decrease of $273,885 in 2023 compared to 2022; b) payment for audit fees of $290,000 in the fiscal year 2023, increased by $62,259 from $227,741 in the fiscal year 2022; and c) the increase of consulting fee in the fiscal year 2023 by $26,305 compared with the same period in 2022; and d) the increase of entertainment expenses in the fiscal year 2023 by $57,799 compared with the same period in 2022.

●	Research and development expenses were $630,752 in the fiscal year 2023, which increased by 28.1% from $492,526 in the fiscal year 2022. This increase was mainly attributable to the increase in R&D raw material consumption by $133,661 in 2023 due to the Company increased efforts in R&D in order to expand the market.

Net Income

Net income was $1.51 million for fiscal year 2023, compared to $2.13 million for fiscal year 2022.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.30 in the fiscal year 2023, compared to basic and diluted earnings per share of $0.43 in the fiscal year 2022.

Financial Condition

As of December 31, 2023, the Company had cash and cash equivalents of $1.06 million, compared to $1.79 million as of December 31, 2022.

Net cash provided operating activities was $1.30 million in the fiscal year 2023, compared to $2.85 million in the fiscal year 2022.

Net cash used in investing activities was $0.76 million in the fiscal year 2023, compared to $1.43 million in the fiscal year 2022.

Net cash used in financing activities was $1.25 million in the fiscal year 2023, compared to net cash provided by financing activities of $0.17 million in the fiscal year 2022.

Recent Development

The Company’s ordinary shares began trading on the Nasdaq Capital Market on April 18, 2024, under the ticker symbol “MTEN.” On April 22, 2024, the Company completed its initial public offering (the “Offering”) of 1,050,000 ordinary shares at a public offering price of US$4.00 per ordinary share. On May 10, 2024, the underwriters of the Offering have exercised their over-allotment option in full to purchase an additional 157,500 ordinary shares at the public offering price of US$4.00 per share. The gross proceeds were $4.83 million, before deducting underwriting discounts and offering expenses payable by the Company.

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department

Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	$1,056,236	$1,793,323
Accounts receivable, net	3,517,632	2,429,450
Notes receivable	471,166	785,574
Advances to suppliers	388,110	240,620
Other receivables	12,344	5,287
Inventories, net	1,217,045	1,061,226
Total current assets	6,662,533	6,315,480

Non-current Assets
Property and equipment, net	3,335,187	2,647,165
Deferred tax assets, net	-	6,143
Lease right-of-use assets, net	-	549,684
Deferred offering costs	715,771	550,368
Total non-current assets	4,050,958	3,753,360

Total Assets	$10,713,491	$10,068,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$282,378	$1,364,041
Accounts payable	1,053,215	718,322
Other payables	47,982	48,745
Advance from customers	401,935	61,229
Payroll payable	474,629	515,999
Taxes payable	519,299	800,977
Amounts due to related parties	240,309	316,039
Current portion of lease liabilities	-	100,565
Total current liabilities	3,019,747	3,925,917

Non-current Liabilities
Long-term payable	-	69,034
Deferred tax liabilities	246,893	-
Total non-current liabilities	246,893	69,034
Total Liabilities	3,266,640	3,994,951

Commitments and contingencies (Note 15)

Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 5,000,000 shares issued and outstanding as of December 31, 2023 and 2022)	50	50
Additional paid-in capital	897,308	897,308
Statutory reserves	465,572	465,572
Retained earnings	6,466,293	4,959,591
Accumulated other comprehensive (loss)	(382,372)	(248,632)
Total shareholders’ equity	7,446,851	6,073,889

Total Liabilities and Shareholders’ Equity	$10,713,491	$10,068,840

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022

Revenues	$8,225,911	$8,026,764
Cost of revenues	(4,834,521)	(4,046,514)
Sales tax	(67,557)	(67,147)
Gross profit	3,323,833	3,913,103

Operating expenses:
Selling expenses	153,213	132,542
General and administrative expenses	797,140	926,786
Research and development expenses	630,752	492,526
Total operating expenses	1,581,105	1,551,854

Income from operations	1,742,728	2,361,249

Other income (expenses):
Government subsidies	129,138	92,832
Interest income	4,459	2,171
Interest (expense)	(59,477)	(53,991)
Other income, net	34,440	58,311
Total other income, net	108,560	92,832

Income before income taxes	1,851,288	2,460,572

Provision for income taxes	(344,586)	(327,384)

Net income	$1,506,702	$2,133,188

Comprehensive income
Net income	$1,506,702	$2,133,188
Foreign currency translation (loss)	(133,740)	(479,845)
Total comprehensive income	$1,372,962	$1,653,343

Earnings per share
– Basic and diluted	$0.30	$0.43

Weighted average number of shares outstanding
– Basic and diluted	5,000,000	5,000,000

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022

Cash flows from operating activities
Net income	$1,506,702	$2,133,188
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	404,881	272,237
Amortization of right-of-use-assets	97,095	158,180
(Recovery of) provision for doubtful accounts	(5,079)	17,606
Deferred tax liability (benefits)	254,224	(4,304)
Loss on disposal of property and equipment	648	-
Changes in operating assets and liabilities:
Accounts receivable, net	(1,129,372)	(489,078)
Notes receivable	302,846	(294,440)
Advance to suppliers	(151,983)	(223,562)
Other receivables, net	(35,657)	760,209
Inventories, net	(174,399)	194,674
Accounts payable	348,641	224,538
Advance from customers	343,470	(34,598)
Other payables	-	50,474
Payroll payable	(32,932)	166,388
Taxes payable	(269,691)	354,593
Amounts due to related parties	(70,819)	(348,333)
Principal payments under operating lease obligations	(88,586)	(85,075)
Net cash provided by operating activities	1,299,989	2,852,697

Cash flows from investing activities
Purchase of property and equipment	(761,792)	(1,439,365)
Proceeds on disposal of property and equipment	-	6,558
Net cash (used in) investing activities	(761,792)	(1,432,807)

Cash flows from financing activities
Net (repayment of) proceeds from short-term loans	(1,064,321)	743,376
Shareholder contribution	-	148,675
Dividends	-	(352,123)
Payments of offering costs	(172,179)	(144,000)
Principal payments under finance lease obligations	(12,488)	(230,372)
Net cash (used in) provided by financing activities	(1,248,988)	165,556

Effect of foreign exchange rate changes on cash and cash equivalents	(26,296)	(99,156)
Net (decrease) increase in cash and cash equivalents	(737,087)	1,486,290
Cash and cash equivalents at the beginning of the year	1,793,323	307,033
Cash and cash equivalents at the end of the year	$1,056,236	$1,793,323

Supplemental disclosures of cash flow information:
Interest paid	$59,477	$53,991
Income taxes paid	$205,761	$101, 459